Exhibit 99.1

Dragon Victory International Limited Engages with Zhejiang Zhanlue Network
Technology Co., Ltd. to Perform as U.S. IPO Financial Advisor

HANGZHOU, China, Sep. 12, 2018 /PRNewswire/ -- Dragon Victory International Limited ("LYL" or the "Company"), a company offering reward-based crowdfunding opportunities and quality incubation services to entrepreneurs in China, announced today that Zhejiang Zhanlue Network Technology Co., Ltd. (“Zhanlue”) has engaged the Company as Zhanlue’s U.S. initial public offering (IPO) advisor, pursuant to a Project Management Agreement (the “Agreement”) with Zhanlue on September 10, 2018. Zhanlue is a diversified network technology company dedicated to the development of online and offline new retail, live content creation, online and offline advertising and offline live broadcast construction, operation and promotion.

Pursuant to the Agreement, the Company, as Zhanlue’s U.S. IPO advisor, is expected to act as Zhanlue’s primary coordinator in the U.S. IPO process, to assist with engaging various service providers and underwriters in the IPO process, undertaking the necessary corporate restructuring, assisting with due diligence, coordinating the various aspects of the IPO process, and coordinating financial and public relations affairs. As consideration to enter into the Agreement, Zhanlue agreed to remit a service fee deposit.

Mr. Jianjun Sun, Chairman and Chief Executive Officer of Dragon Victory International Limited, commented, “The cooperation between Zhanlue and the Company is a natural fit. We are very optimistic about Zhanlue’s business model and also greatly recognize the value of its strategic business plan as well as recognize the competitiveness of its professional and innovative team.”

Mr. Jianjun Sun continued, “We are honored to serve Zhanlue as an IPO advisor for its U.S. IPO process. As a crowdfunding and incubation listed company, we took two years to complete our U.S. listing from the inception of our Company. We look forward to sharing our listing experience with enterprises to create a business ecology of funding capital, public policy and resource sharing, so that companies can enjoy the benefits of resource integration and capital and the convenience brought by public policies in the process of entering the U.S. capital market. We believe our integrated resources and experience will help shorten the lifecycle of listing in the U.S., reduce the cost of listing, and promote the transformation and upgrading of companies. For both Dragon Victory and Zhanlue, signing this agreement is a mere beginning to a great future. We will, as always, face our challenges with the entrepreneur's mentality, enable our client enterprises to avoid detours, and quickly be part of the capital market to maximize corporate profits.”

Mr. Suozhu Wang, Chief Executive Officer of Zhejiang Zhanlue Network Technology Co., Ltd., commented, “With the engagement with Dragon, we feel more confident about Zhanlue’s future business development. Our core business is new retail which is in line with the mainstream consumption model in China. We believe we can achieve mutually beneficial results through our alliance with Dragon Victory. We expect to further deepen the breadth and depth of cooperation in the future and as we lay solid foundation for the development of Zhanlue.”

About Zhejiang Zhanlue Network Technology Co., Ltd.

Headquartered in Hangzhou, Zhejiang Zhanlue Network Technology Co., Ltd. (“Zhanlue”) is a diversified network technology company dedicated to the development of online and offline new retail, live content creation, online and offline advertising and offline live broadcast construction, operation and promotion. Currently, Zhanlue’s business operates across China including Beijing, Shanghai, Hangzhou, Guangzhou, Shenzhen, Chongqing, Jiangsu. Zhanlue works closely with a number of long-term strategic partners, including film and television cooperation as well as cooperation with senior industry giants. With scientific development concepts and business philosophy, Zhanlue strives to become an influential and innovative entertainment technology company. More information is available at www.hzzlsych.com.

About Dragon Victory International Limited

Incorporated in 2015 and headquartered in Hangzhou, Dragon Victory International Limited (“LYL” or the “Company”) offers reward-based crowdfunding opportunities in China to entrepreneurs and funding sources through a fast-growing reward-based crowdfunding platform at www.5etou.cn. 5etou is designed to enable small- and medium-sized companies, start-ups and idea generators to raise funding from participants through the Internet. The Company also provides quality business incubation services and financial services to entrepreneurs and business entities with funding needs who utilize our crowdfunding platform. More information is available at www.dvintinc.com.

Forward-Looking Statements

This press release contains information about the Company’s view of its future expectations, plans and prospects that constitute forward-looking statements. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of products and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. The Company encourages you to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the Securities and Exchange Commission.

For more information, please contact:

In China:

Bo Lyu, the Board Secretary

Dragon Victory International Limited

Email: lb@dvintinc.com

Phone: +86-15157527297

In the United States:

Tina Xiao, President
Ascent Investor Relations LLC
Email: tina.xiao@ascent-ir.com
Phone: +1-917-609-0333